Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-225603

June 27, 2018

Pricing Term Sheet

Chicken Soup for the Soul Entertainment, Inc.

9.75% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

June 27, 2018

Issuer:	Chicken Soup for the Soul Entertainment, Inc.

Security:	9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”)

Number of Shares:	600,000 shares

Public Offering Price:	$25.00 per share; $15,000,000 total

Underwriting Discount:	$1.50 per share; $900,000 total

Maturity Date:	Perpetual (unless redeemed by the Issuer at its option on or after June 27, 2023 or pursuant to its earlier change of control redemption right)

Pricing Date:	June 27, 2018

Settlement Date:	June 29, 2018 (T +2)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	9.75% per annum of the $25.00 per share liquidation preference (equivalent to a fixed annual amount of $2.4375 per share), accruing from June 27, 2018

Dividend Payment Dates:	Monthly on or about the fifteenth day of each month, computed on the basis of a 360-day year consisting of twelve 30-day months

Optional Redemption:	The Series A Preferred Stock is not redeemable by us prior to June 27, 2023, except as described below. On and after such date, the Company may, at the Company’s option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption:	Prior to June 27, 2023, upon the occurrence of a Change of Control, the Company may, at its option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

Change of Control:	A “Change of Control” is deemed to occur when the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the “Exchange Act (other than William J. Rouhana, Jr., the chairman of our board of directors and our principal shareholder, any member of his immediate family, and any “person” or “group” under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Rouhana or any member of his immediate family, any beneficiary of the estate of Mr. Rouhana, or any trust, partnership, corporate or other entity controlled by any of the foregoing), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or the Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

Limited Voting Rights:

Holders of Series A Preferred Stock will generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock, subject to certain limitations.

In addition, the affirmative vote of the holders of at least 66.67% of the outstanding shares of Series A Preferred Stock (voting together as a class with all other series of parity preferred stock we may issue upon which like voting rights have been conferred and are exercisable) is required at any time for us to (i) authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up or (ii) to amend any provision of our certificate of incorporation so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions.

Information Rights:	During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit by mail (or otherwise provided by permissible means under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear on our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series A Preferred Stock, subject to certain exceptions described in this prospectus. We will use our best efforts to mail (or otherwise provide) the information to the holders of the Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

CUSIP/ISIN:	16842Q 209

Listing:	The Company intends to apply to list the Series A Preferred Stock on the Nasdaq Global Market under the symbol “CSSEP” If the application is approved, trading of the Series A Preferred Stock on the Nasdaq Global Market is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Stock.

Book Running Manager:	Ladenburg Thalmann & Co. Inc.

Co-Managers:	The Benchmark Company; Northland Securities

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at 1-800-573-254 or emailing: prospectus@ladenburg.com.